U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

A Novo Americas LLC
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   (Last)               (First)                 (Middle)

                          1114 Avenue of the Americas
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                                    (Street)

  New York,               NY                    10011
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   (City)               (State)                 (Zip)

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2. Issuer Name and Ticker or Trading Symbol

A Novo Broadband, Inc. (ANVB)
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3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4. Statement for Month/Year

November, 2001
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   |_|   Director                             |X|   10% Owner
   |_|   Officer (give title below)           |_|   Other (specify below)

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7. Individual or Joint/Group Filing (Check Applicable Line)

   |_|  Form filed by one Reporting Person
   |_|  Form filed by more than one Reporting Person

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* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                     6.
                                                      4.                              5.             Owner-
                                                      Securities Acquired (A) or      Amount of      ship
                                         3.           Disposed of (D)                 Securities     Form:     7.
                                         Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                           2.            Code         ----------------------------    Owned at End   (D) or    Indirect
1.                         Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security          Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                 (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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
Common Stock               11/18/01       J(1)            27,426      D               3,013,240(2)   D

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

      (1) Redemption by A Novo Americas LLC ("A Novo") of the interest of its members other than A Novo SA, a French Societe anonyme ("AN France").
      (2) The shares are owned directly by A Novo. This statement is also filed by AN France. AN France is the sole member of A Novo.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    Form of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        5)       5)
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
Right to Buy        $3.95    11/18/01 J(1)          232,911    Immed.  7/31/03 Common    232,911  --       232,911  D
                                                      (2)                      Stock
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Convertible Bridge  $1.40    11/29/01 J(3)          $4,971,440 11/29/01  --    Common  3,786,640        $4,971,440  D
Loan                                                                           Stock      (4)
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

      (1) Redemption by A Novo of the interest of its members other than AN France, to which A Novo granted these members the Right to Buy Common Stock of the Issuer held by A Novo.
      (2)   The Right to Buy was granted by A Novo to its former members.
      (3) AN France loaned A Novo and then A Novo loaned the Issuer the sum of $4,971,440 pursuant to a Bridge Loan Agreement dated August 29, 2001. Pursuant to the Agreement, the outstanding principal and interest are due on January 30, 2002. From and after November 29, 2001, AN France had the right to cause the outstanding debt owed to A Novo to be converted to the Issuer's Common Stock at $3.00 per share. As of December 14, 2001 the conversion price was reduced to $1.40 per share.
      (4) Represents the maximum number of shares issuable on conversion of the principal and interest of the bridge loan as of December 14, 2001.

Explanation of Responses:


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/s/ Louis Brunel                                                12/21/01
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** Signature of Reporting Person                                  Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

JOINT FILER INFORMATION AND AUTHORIZATION

Name:                      A Novo SA
                           31, rue des Peupliers
                           F-92660 Boulogne Cedex
                           France

Designated Filer:          A Novo Americas LLC

Issuer & Ticker Symbol:    A Novo Broadband, Inc. (ANVB - Nasdaq OTCBB)

Statement Date:            For the Month of November 2001

Relationship of Reporting
Person to Issuer:          10% Owner

Siganture:                 A NOVO SA


                           By: /s/ Henri Triebel
                               -----------------------------------------
                           Name: Henri Triebel
                           Title: Chairman of the Board of Directors